# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Once Commerce Square, 2005 Market Street, Suite 2400, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002136999

## Reporting persons
- Vivasor, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 55,942,666; shared voting power 0; sole dispositive power 55,942,666; shared dispositive power 0; aggregate amount beneficially owned 55,942,666 (6.5% of the class)
  Comment: * The Reporting Person acquired 75,942,666 shares of Common Stock on April 23, 2026 and subsequently sold or otherwise transferred 20,000,000 shares between May 4, 2026 and May 7, 2026. The percentage ownership is based on 855,561,995 shares of Common Stock outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026.

## Item 1. Issuer
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: Once Commerce Square, 2005 Market Street, Suite 2400, Philadelphia, PA, 19103

## Item 2. Person Filing
Name of person filing: Vivasor, Inc.
Address of principal business office or, if none, residence: 9380 Judicial Drive, San Diego, CA 92121
Citizenship: Vivasor, Inc. is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 55,942,666 shares of common stock
Percent of class: 6.5%* The Reporting Person acquired 75,942,666 shares of Common Stock on April 23, 2026 and subsequently sold or otherwise transferred 20,000,000 shares between May 4, 2026 and May 7, 2026. The percentage ownership is based on 855,561,995 shares of Common Stock outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026.
Sole power to vote or to direct the vote: 55,942,666
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 55,942,666
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivasor, Inc.: Henry Ji, Henry Ji, Chairman and Chief Executive Officer (06/02/2026)